                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust

                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                         (Title of Class of Securities)

                                    74158J103
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
                                November 19, 2001
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 44 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                          PAGE 2 OF 44 PAGES
--------------------                                       ---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado Realty Trust
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         22-1657560
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS:
         AF
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                  ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          7,944,893
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    7,944,893
-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         7,944,893
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                     [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO (real estate investment trust)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                           PAGE 3 OF 44 PAGES
--------------------                                       ---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado Realty L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         13-3925979
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS:
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                  ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          7,944,893
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    7,944,893
-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         7,944,893
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                     [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

--------------------                                       ---------------------
CUSIP NO. 74158J103                                           PAGE 4 OF 44 PAGES
--------------------                                       ---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado PS, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
------------------------------------------------------------
 3.      SEC USE ONLY
------------------------------------------------------------
 4.      SOURCE OF FUNDS:
         AF
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                  ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          7,944,893
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    7,944,893
-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         7,944,893
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                     [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO (limited liability company)

                         AMENDMENT NO. 1 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons originally filed on November 2, 2001 (the "Initial Schedule 13D") with respect to the Common Shares. This Amendment No. 1 amends the Initial Schedule 13D only with respect to those items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.


Item 2.  Identity and Background.

Item 2 is hereby amended by adding the following paragraphs at the end thereof:

         As discussed in Item 4, Vornado PS and the Operating Partnership have entered into a Participation Agreement with Cadim Acquisition, LLC, a Delaware limited liability company ("Cadim Acquisition"), and Cadim inc., a company incorporated under the laws of Quebec ("Cadim"), with respect to the Loans (as defined in Item 4 below) and certain other matters. As a result, the Reporting Persons, Cadim Acquisition and Cadim may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act; however, neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "group" with Cadim Acquisition or Cadim for any purpose.

         Pursuant to Rule 13d-1(k)(2), the Reporting Persons, on the one hand, and Cadim Acquisition and Cadim, on the other hand, are filing separate Schedule 13Ds with respect to the Common Shares.

         Information about Cadim is contained in a Schedule 13D filed by Cadim on September 4, 2001 and amended by a Schedule TO filed on October 24, 2001. Additional information about Cadim Acquisition and Cadim will be contained in a
Schedule 13D to be filed as a result of their entering into the Participation Agreement referred to in Item 4 below. The Reporting Persons take no responsibility for the information contained in any Schedule 13D or Schedule TO filed or to be filed by Cadim Acquisition and/or Cadim.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by deleting the phrase "on November 20, 2001" in the first paragraph thereof and by adding the following paragraphs at the end thereof:

         On November 19, 2001, Vornado PS and the Operating Partnership entered into an agreement (the "Participation Agreement") with Cadim Acquisition and Cadim. Under the Participation Agreement, Cadim Acquisition paid Vornado PS $49,989,240 in return for (a) an undivided 50.0% participating interest in the Senior Loan and the Subordinated Loan (collectively, the "Loans") and (b) a contribution to a possible joint effort with Vornado PS with respect to a possible strategic transaction relating to the Issuer (although as of the date of the Participation Agreement and as of the date hereof there is no agreement between the parties as to any such joint effort).

         On November 19, 2001, the Borrower commenced a bankruptcy proceeding in the United States Bankruptcy Court in Delaware. As a result, the Foreclosure Auction has been postponed. The Reporting Persons will study the Borrower's bankruptcy filing once it is publicly available, but in the meantime they believe that this bankruptcy proceeding will not ultimately prevent the Foreclosure Auction from occurring.


         It is possible that the Reporting Persons, with or without Cadim Acquisition and Cadim, may from time to time formulate preliminary plans or proposals of one sort or another with respect to a possible strategic transaction relating to the Issuer. The Reporting Persons do not expect to amend this Amendment No. 1 with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

         The information set forth in response to this item is qualified in its entirety by reference to the documents which are filed as Exhibits 99.2 through
99.12 to this Amendment No. 1, which are expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing paragraphs (c) and (d) thereof with the following:

         (c) No transactions in the Common Shares were effected by Reporting Persons during the past 60 days, except to the extent that such transactions may be deemed to have occurred as described in Items 3,4 and 6.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, other than the Borrower, Cadim Acquisition and Cadim, subject to the provisions of the agreements referred to in Items 4 and 6.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

         Under the documentation relating to the Subordinated Loan, Vornado PS has been holding in escrow written letters of Messrs. Reschke and Curto resigning from the Issuer's Board and from each of their other positions with the Issuer. Vornado PS became entitled to deliver those letters upon commencement of the bankruptcy proceedings referred to in Item 4 above. On November 14, 2001, Mr. Reschke and various affiliated entities filed a Schedule 13D amendment in which they claimed that he and Mr. Curto have rescinded these resignations. The Reporting Persons do not believe that Messrs. Reschke and Curto have the power to revoke these resignations, and do not believe that these purported rescissions were effective.

         For information with respect to Item 6 matters covered by the Participation Agreement, see the Participation Agreement, which is attached as
Exhibit 99.12 and is expressly incorporated by reference herein.

         The information set forth in response to this item is qualified in its entirety by reference to the documents which are filed as Exhibits 99.2 through
99.12 to this Amendment No. 1, which are expressly incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end therof:

         99.12 Agreement, dated November 19, 2001, among Vornado PS, L.L.C., Vornado Realty L.P., Cadim Acquisition, LLC and Cadim inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: November 20, 2001

                                            VORNADO REALTY TRUST

                                            By:   /s/ Joseph Macnow
                                               ------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance and
                                                      Administration, Chief
                                                      Financial Officer


                                            VORNADO REALTY L.P.

                                            By: VORNADO REALTY TRUST,
                                                its general partner

                                            By:   /s/ Joseph Macnow
                                               ------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance and
                                                      Administration, Chief
                                                      Financial Officer


                                            VORNADO PS, L.L.C.

                                            By: VORNADO REALTY L.P.,
                                                its sole member

                                            By: VORNADO REALTY TRUST,
                                                its general partner

                                            By:    /s/ Joseph Macnow
                                               -------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance and
                                                      Administration, Chief
                                                      Financial Officer